[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

June 20, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Amanda Ravitz

Re:	Integrated Silicon Solution, Inc.
Form 10-K for fiscal year ended September 30, 2013
Commission File No. 000-23084

Ladies and Gentlemen:

On behalf of Integrated Silicon Solution, Inc. (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the additional comment of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated June 9, 2014 relating to the Company’s Form 10-K for the fiscal year ended September 30, 2013.

If you should have any questions regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta, Esq.

Enclosure

INTEGRATED SILICON SOLUTION, INC.

MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE

COMMISSION COMMENT

AS SET FORTH IN THE STAFF’S LETTER DATED JUNE 9, 2014

This memorandum sets forth the response of Integrated Silicon Solution, Inc. (the “Company”) to the additional comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated June 9, 2014 relating to the Company’s Form 10-K for fiscal year ended September 30, 2013.

This Memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comment in bold typeface before its response.

Form 10-K for the Fiscal-Year ended September 30, 2013

Item 11. Executive Compensation, page 73

1. We note your response to prior comment 1; however, it remains unclear how disclosing your individual performance targets would result in competitive harm to you. Please provide more specific analysis of the harm that would result to you from disclosure of each individual target, rather than the targets as a whole. For example, please clarify how disclosure of the operating income target would enable competitors to ascertain how and when you decide to vary your pricing strategies and interaction with suppliers, as you state in section C.b.ii of your competitive harm analysis. Provide the same analysis for any specific competitive harms you believe would result from disclosure of your targets related to total revenue, revenue from new products, revenue from flash and revenue from analog products.

Company Response:

As disclosed in the Company’s proxy statement, the specific performance target goals for fiscal 2013 and fiscal 2014 were based on operating income, total revenue, analog revenue, flash memory revenue and new product revenue. As requested by the Staff, the Company’s analysis regarding the competitive harm that would result from disclosure of the specific performance targets is set forth below.

Operating income target. The Company does not publicly disclose its internal operating income target on an annual basis. The Company does not specifically provide public guidance on operating income; however, for the current quarter, the Company provides guidance on other financial metrics from which an investor can derive the Company’s operating income guidance for the quarter. Thus, disclosure of the annual operating income performance goal target would require disclosure of information that the Company otherwise believes to be highly confidential and such disclosure would result in competitive harm to the Company. The Company’s operating income is impacted by a variety of factors including the levels of revenue, gross profit and operating expenses. If the Company disclosed its annual operating income target, competitors could make inferences as to the Company’s plans with respect to product volumes, product pricing, product costs or expense levels. For example, if the Company’s annual operating income target was higher than for the prior year, a competitor could infer that the Company intended to raise prices, reduce product costs and/or reduce expenses. Disclosure of such target could also impair the Company’s relationships with its customers and suppliers and benefit competitors. In particular, if the Company’s customers were aware of the Company’s operating income target, customers could use that information to their advantage in negotiating for lower prices. Similarly, if suppliers were aware of the Company’s operating income target and how close to that target the Company was, suppliers could use that information to negotiate more favorable terms to the detriment of the Company. Finally, competitors could use knowledge that the Company’s performance was close to a disclosed operating income target to drive prices down below that level since the Company’s executives would not be incented to match margins below the target. All of these possible effects could cause material competitive harm to the Company.

Total revenue target. The Company does not publicly disclose its internal total revenue target on an annual basis. The Company does publicly provide guidance on revenue but only for the current quarter. Thus, disclosure of the total revenue performance goal target would require disclosure of information that the Company otherwise believes to be highly confidential and such disclosure would result in competitive harm to the Company. The Company’s total revenue is impacted by a variety of factors including product shipments, product pricing and product mix. If the Company discloses its annual revenue target, competitors could make inferences as to the Company’s plans with respect to product volumes, product pricing or product mix. For example, if the Company’s total revenue target was higher than for the prior year, a competitor could infer that the Company intended to raise prices, increase shipments and/or focus on selling products or emphasizing product lines that have higher average selling prices.

Analog revenue target/flash memory revenue target. The Company does not publicly disclose its internal analog revenue target or flash revenue target on an annual basis. The Company does publicly provide guidance on its analog revenue and flash memory revenue but only for the current quarter. Thus, disclosure of the analog revenue or flash memory revenue performance goal targets would require disclosure of information that the Company otherwise believes to be highly confidential and such disclosure would result in competitive harm to the Company. The Company’s analog revenue and flash memory revenue are impacted by a variety of factors including product shipments, product pricing and new product introductions. If the Company discloses its annual analog revenue or flash memory revenue target, competitors could make inferences as to the Company’s plans with respect to such matters. For example, if the Company’s analog revenue target or flash memory revenue target was higher than for the prior year, a competitor could infer that the Company intended to raise prices for such products, increase shipments of such products or accelerate the introduction of new analog or flash memory products. Disclosure of the analog revenue target and the flash memory target is particularly sensitive from a competitive point of view since analog and flash memory are both relatively new product lines for the Company and competitors are trying to assess and evaluate the Company’s position and strategy with respect to such markets.

New product revenue target. The Company does not publicly disclose its annual revenue from new products and does not give guidance on new product revenue on a quarterly basis. Thus, disclosure of the new product revenue performance goal target would require disclosure of information that the Company otherwise believes to be highly confidential and such disclosure would result in competitive harm to the Company. The Company’s new product revenue is impacted by a variety of factors including the Company’s product development and research and development strategy, the success of such strategy, pricing of new products and the mix of new product introductions. If the Company discloses its new product revenue target, competitors could make inferences as to the Company’s sensitive plans with respect to such matters. In particular, by combining the general qualitative information that the Company provides in its SEC filings, press releases and conference calls regarding its overall product development activities with the quantitative disclosure of new product revenue, a competitor could gain valuable insight as to the Company’s research and development focus and new product strategy. In the highly competitive industry in which the Company operates, disclosure of such information would be very damaging to the Company.

Conclusion. As set forth in the Company’s response letter dated April 24, 2014, the Company continues to believe that the annual performance target goals constitute confidential information of the Company, the disclosure of which would result in competitive harm to the Company’s business. As discussed in more detail above, the disclosure of these specific performance target goals would inform competitors of the Company’s expectations with respect to its business, as well as its financial and operational strategies. Thus, disclosing the performance target goals would provide competitors with significant insight into the Company’s plans and enable competitors to identify weaknesses in those plans and exploit them to their advantage by reallocating resources and shifting tactics to potentially increase R&D spending or sales and marketing expenses, attempt to accelerate new products to market or advertise in a manner to attempt to take advantage of the Company’s weaknesses. In addition, by considering such information over a period of years and comparing it to the Company’s actual results, competitors could ascertain how the Company reacts to performance that was better or worse than its targets. Such information could be used to predict the Company’s behavior in the future to the Company’s competitive disadvantage. In addition, if the Company were required to disclose the specific performance target goals, its competitors would know precisely how the various performance metrics would affect the Company’s executives’ overall compensation and could design more attractive compensation packages designed to lure away or distract the Company’s executives or other top talent.

For these reasons, the Company respectfully submits that the level of disclosure it has provided in its 2013 proxy statement provides a sufficient amount of information to the Company’s stockholders and the public about the Company’s variable compensation program.

General Matters

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Integrated Silicon Solution, Inc.

By:	/s/ John M. Cobb

John M. Cobb,
Chief Financial Officer

June 20, 2014